September 5, 2019

Corey Maple
Chief Executive Officer
Lodging Fund REIT III, Inc.
1635 43rd Street South, Suite 205
Fargo, North Dakota 58103

       Re: Lodging Fund REIT III, Inc.
           Form 10-12G
           Filed August 8, 2019
           File No. 000-56082

Dear Mr. Maple:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed August 8, 2019

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the
      expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.
2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's
      Office of Mergers and Acquisitions at 202-551-3440.
 Corey Maple
FirstName LastNameCorey Maple
Lodging Fund REIT III, Inc.
Comapany 5, 2019
September NameLodging Fund REIT III, Inc.
September 5, 2019 Page 2
Page 2
FirstName LastName
3. We note that you plan to conduct a share repurchase program. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
4. Please provide us, on a supplemental basis, with your template for future NAV disclosures.
5. We note your reliance upon the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for issuers that are not subject to the reporting requirements of Sections
         13(a) or 15(d) of the Securities Exchange Act. Please revise to remove the reference.
6. We note that your bylaws include an exclusive forum provision that provides that "any
         Internal Corporate Claim (as that term is defined in Section 1-101(p) of the Corporations and Associations Article of the Annotated Code of Maryland" shall be brought in the
         "Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division." Please
         discuss this provision in your Form 10, including the federal court alternative, and clarify whether an "Internal Corporate Claim" would include claims brought under the federal securities laws. Please discuss the potential impacts of this provision on investors, which may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
7. We note your disclosure that you "intend to qualify as a real estate investment trust, or
         REIT, beginning with the taxable year ending December 31, 2018." Please update this disclosure to clarify if you met the requirements and whether you qualify as a REIT.
Properties, page 20

8. To the extent material, please include disclosure regarding occupancy and RevPAR or advise us why such disclosure is not material.
9. Please provide additional detail about the type of service provided by each hotel (e.g., full service, limited service, extended stay, etc.).
Executive Compensation, page 27

10. Please revise to specifically disclose whether you will reimburse your Advisor for the salaries and benefits to be paid to your named executive officers. Corey Maple
Lodging Fund REIT III, Inc.
September 5, 2019
Page 3
Certain Relationships and Related Transactions and Director Independence Advisory Agreement, page 28

11. You state on page 31 that you will "pay directly or reimburse the Advisor for certain expenses incurred by the Advisor in connection with its provision of services to us, including certain acquisition, disposition and financing costs and expenses, and our allocable share of overhead expenses." Please expand your disclosure to describe the amount of these fees or how they will be determined.
12. Please revise to quantify all fees paid to your Advisor, or advise. Consolidated Financial Statements, page F-1

13. Please amend your Form 10 to include updated financial statements as of a date not more than 134 days prior to the automatic effective date in accordance with Rule 8-08 of
         Regulation S-X.
14. Please tell us what consideration you gave to including the financial statements required by Rule 8-04 of Regulation S-X for the properties you have acquired to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest, Staff Accountant, at 202-551-3432 or Kristina
Marrone, Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-
551-7150 or Erin Martin, Legal Branch Chief, at 202-551-3391 with any other questions.



                                                                Sincerely,
FirstName LastNameCorey Maple
                                                                Division of
Corporation Finance
Comapany NameLodging Fund REIT III, Inc.
                                                                Office of Real
Estate and
September 5, 2019 Page 3                                        Commodities
FirstName LastName